QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 9, 2007

BIOMIRA INC.
(Translation of registrant's name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☒
(for past years ending in calendar year 1996)	(commencing in calendar year 1997)

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

Corrections to Explanatory Note

In the Form 6-K filed by Biomira Inc. on October 4, 2007 relating to the filing of a Form S-4 with the System for Electronic Document Analysis and Retrieval in Canada, "Oncothyreon" is misspelled. In each instance where it occurs in the Explanatory Note, "Oncothryeon" should be spelled "Oncothyreon".

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)
Date: October 9, 2007	By:	/s/ EDWARD A. TAYLOR Edward A. Taylor Vice President, Finance & Administration and Chief Financial Officer

QuickLinks

EXPLANATORY NOTE
SIGNATURE